

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Arthur Mikaelian
Chief Executive Officer and Chief Financial Officer
Quanta, Inc.
3606 W. Magnolia Blvd.
Burbank, CA 91505

**Re: Quanta, Inc.
Registration Statement on Form S-1
Filed February 2, 2021
File No. 333-252663**

Dear Mr. Mikaelian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences